UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Biocept, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09072V204

(CUSIP Number)

October 14, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 09072V204	Page 2 of 8

1.	Name of Reporting Persons: Milestone Investments, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Alaska
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 1,129,321
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 1,129,321
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,129,321
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 6.3% (1)
12.	Type of Reporting Person (See Instructions): PN

(1)	Calculated based on 17,973,324 shares of common stock, par value $0.0001 per share (“Common Shares”), of Biocept, Inc. (“Biocept”) outstanding, which consists of (i) approximately 17,423,324 Common Shares outstanding according to the prospectus dated October 14, 2016 relating to Biocept’s Registration Statement on Form S-1 (File No. 333-213111), plus (ii) 550,000 Common Shares that are issuable upon the exercise of warrants (“Warrant Shares”).

Schedule 13G

CUSIP No. 09072V204	Page 3 of 8

1.	Name of Reporting Persons: Wicklow Capital, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 1,137,921
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 1,137,921
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,137,921
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 6.3% (1)
12.	Type of Reporting Person (See Instructions): CO, HC

(1)	Calculated based on 17,973,324 Common Shares outstanding, which consists of (i) approximately 17,423,324 Common Shares outstanding according to the prospectus dated October 14, 2016 relating to Biocept’s Registration Statement on Form S-1 (File No. 333-213111), plus (ii) 550,000 Warrant Shares.

Schedule 13G

CUSIP No. 09072V204	Page 4 of 8

1.	Name of Reporting Persons: Daniel V. Tierney 2003 Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 1,137,921
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 1,137,921
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,137,921
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 6.3% (1)
12.	Type of Reporting Person (See Instructions): OO, HC

(1)	Calculated based on 17,973,324 Common Shares outstanding, which consists of (i) approximately 17,423,324 Common Shares outstanding according to the prospectus dated October 14, 2016 relating to Biocept’s Registration Statement on Form S-1 (File No. 333-213111), plus (ii) 550,000 Warrant Shares.

Schedule 13G

CUSIP No. 09072V204	Page 5 of 8

1.	Name of Reporting Persons: Daniel V. Tierney
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 1,137,921
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 1,137,921
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,137,921
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 6.3% (1)
12.	Type of Reporting Person (See Instructions): IN, HC

(1)	Calculated based on 17,973,324 Common Shares outstanding, which consists of (i) approximately 17,423,324 Common Shares outstanding according to the prospectus dated October 14, 2016 relating to Biocept’s Registration Statement on Form S-1 (File No. 333-213111), plus (ii) 550,000 Warrant Shares.

Item 1.	(a)	Name of Issuer Biocept, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 5810 Nancy Ridge Drive San Diego, CA 92121

Item 2.	(a)

Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

Milestone Investments, LP (“Milestone”)

Wicklow Capital, Inc. (“Wicklow”)

Daniel V. Tierney 2003 Trust (the “Trust”)

Daniel V. Tierney (“Tierney”)

This Statement also relates to Common Shares owned by Clarence LP (“Clarence”).

	(b)	Address of Principal Business Office 737 N. Michigan Ave., Suite 2100 Chicago, IL 60611

	(c)	Citizenship Milestone: Alaska Wicklow: Illinois Trust: United States Tierney: United States

	(d)	Title of Class of Securities: Common Stock, par value $0.0001 per share

	(e)	CUSIP Number: 09072V204

Item 3.	Type of Filing.

Not Applicable.

Item 4.	Ownership.

Each of Wicklow, the Trust and Tierney may be deemed the beneficial owner of 1,137,921 Common Shares, which is approximately 6.3% of the Common Shares outstanding. This amount consists of (i) 579,321 Common Shares and 550,000 Warrant Shares directly held by Milestone, which is approximately 6.3% of the Common Shares outstanding, and (ii) 8,600 Common Shares directly held by Clarence, which is less than 0.1% of the Common Shares outstanding.

The foregoing percentages were calculated based on 17,973,324 Common Shares outstanding, which consists of (i) approximately 17,423,324 Common Shares outstanding according to the prospectus dated October 14, 2016 relating to Biocept’s Registration Statement on Form S-1 (File No. 333-213111), plus (ii) 550,000 Warrant Shares.

Wicklow is the general partner of each of Milestone and Clarence. The Trust is the sole stockholder of Wicklow and the sole limited partner of each of Milestone and Clarence. Tierney is the trustee and sole beneficiary of the Trust and has sole voting and dispositive power over the securities held by the Trust. In such capacities, each of Wicklow, the Trust and Tierney share voting and dispositive power over 1,129,321 Common Shares with Milestone and share voting and dispositive power over 8,600 Common Shares with Clarence.

Item 5.	Ownership of Five Percent or Less of a Class

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Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2016

MILESTONE INVESTMENTS, LP

By:	Wicklow Capital, Inc., its general partner

By:	/s/ Emma Cuadrado
Name: Emma Cuadrado Title: Secretary

WICKLOW CAPITAL, INC.

By:	/s/ Emma Cuadrado
Name: Emma Cuadrado Title: Secretary

DANIEL V. TIERNEY 2003 TRUST

By:	/s/ Daniel V. Tierney
Name: Daniel V. Tierney Title: Trustee

/s/ Daniel V. Tierney
DANIEL V. TIERNEY

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EXHIBIT INDEX

Exhibit Number	Description of Exhibits

99.1	Joint Filing Agreement, dated as of October 24, 2016, by and among Milestone Investments, LP, Wicklow Capital, Inc., the Daniel V. Tierney 2003 Trust and Daniel V. Tierney

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